

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2020

Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC
675 Ponce de Leon Avenue NE, 7th Floor
Atlanta, GA 30308

      Re: Jamestown Invest 1, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 1
           Filed June 12, 2020
           File No. 024-11102

Dear Mr. Bronfman:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 filed June 12, 2020

Our operating agreement will provide that courts located in the State of Delaware will be the exclusive forum..., page 23

1.   We note your choice of forum provision disclosed in this risk factor and that it applies to claims arising from the federal securities laws. Please clearly disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Prior Performance Summary, page 69

2.   We note your prior performance summary and tables are as of December 31, 2018. Please update your prior performance for the year ended December 31, 2019.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction